                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1998
                                       OR


[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

              For the transition period from .........to.........

                         Commission Title Number 0-9831


                           LIZ CLAIBORNE SAVINGS PLAN
                              (FULL TITLE OF PLAN)


                                 -------------



                              LIZ CLAIBORNE, INC.
                     (NAME OF ISSUER OF THE SECURITIES HELD
                             PURSUANT TO THE PLAN)

                                 1441 BROADWAY
                            NEW YORK, NEW YORK 10018
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

FINANCIAL STATEMENTS AND EXHIBITS


Financial Statements

See Index to Financial Statements and Schedule at page 1 and the accompanying Financial Statements.

Exhibits

10(a)Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1989.

10(b)Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1992.

10(c)Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d)Amendment No. 5 to the Savings Plan is incorporated herein by reference from Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

10(e)Amendment No. 6 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (the "1996 Annual Report").

10(f)Amendment No. 7 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 1996 Annual Report.

10(g)Amendment No. 8 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(v) to the Company's Annual Report on Form 10-K for the year ended January 3, 1998.

10(h)Amendment No. 9 to the Savings Plan  incorporated  herein by reference from
     Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999.

10(i)Trust  Agreement dated as of July 1, 1994 between the Company and IDS Trust
     Company (the "Trust") related to the Plan is incorporated herein by reference from Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

24   Consent of Independent Public Accountants

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.







                                                  LIZ CLAIBORNE SAVINGS PLAN
                                                       (Name of Plan)



                                                  By /s/ Richard F. Zannino
                                                  Richard F. Zannino
                                                  Member of Administrative
                                                  Committee

                                                  June 29, 1999

LIZ CLAIBORNE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     2


FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Plan Participants
   as of December 31, 1998 and 1997                                     3 to 4

  Statements of Changes in Net Assets Available for Plan
   Participants for the Years Ended December 31, 1998,
   1997 and 1996                                                        5 to 7

NOTES TO FINANCIAL STATEMENTS                                          8 to 13

SUPPLEMENTAL SCHEDULE:

Schedule I. Investments                                                     14






Note:Schedules   other  than  that  referred  to  above  have  been  omitted  as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
  The Liz Claiborne Savings Plan:


We have audited the accompanying statements of net assets available for plan participants of the Liz Claiborne Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan participants for each of the three years in the period ended December 31, 1998. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan participants for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of investments is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. In addition, the Fund Information in the statements of net assets available for plan participants and the statements of changes in net assets available for plan participants is presented for purposes of additional analysis rather than to present the net assets available for plan participants and changes in net assets available for plan participants of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP

New York, New York
June 25, 1999


                                                        LIZ CLAIBORNE SAVINGS PLAN
                                           Statement of Net Assets Available for Plan Participants
                                                          As of December 31, 1998


                    AMER EXP   IDS FED       IDS    AMER EXP    IDS NEW       OPPEN    TEMPLETON     LIZ CO    SELF
FUNDS                INCOME     INCOME     MUTUAL EQUITY INDEX DIMENSIONS   DISCOVERY    FOREIGN      STOCK   DIRECT       TOTAL

PLAN ASSETS
Cash ............$    65,300 $   23,234 $   46,228 $    82,914 $    82,595 $   17,302 $   10,303 $   46,038 $      0 $   373,914
Investments,
 at market value..19,583,440  3,787,408  7,236,561  21,541,715  16,641,539  1,116,982  1,228,342  8,224,719  857,952  80,218,658
Accrued dividends
 and interest ...         --         --         --          --          --         --         --      1,086       --       1,086
Loans to
 participants...     719,070    165,467    298,470     516,344     616,723     64,514     36,195    353,551     --     2,770,334
                 ----------- ---------- ---------- ----------- ----------- ---------- ---------- ---------- -------- -----------

  TOTAL PLAN
   ASSETS ... ..  20,367,810  3,976,109  7,581,259  22,140,973  17,340,857  1,198,798  1,274,840  8,625,394  857,952  83,363,992
                 ----------- ---------- ---------- ----------- ----------- ---------- ---------- ---------- -------- -----------


PLAN LIABILITIES
Due to Plan
 Sponsor-
 forfeitures          83,050       --         --          --          --         --         --         --       --        83,050

                 ----------- ---------- ---------- ----------- ----------- ---------- ---------- ---------- -------- -----------

  TOTAL PLAN
   LIABILITIES        83,050       --         --          --          --         --         --         --       --        83,050
                 ----------- ---------- ---------- ----------- ----------- ---------- ---------- ---------- -------- -----------

  NET ASSETS
   AVAILABLE FOR
   PLAN
   PARTICIPANTS  $20,284,760 $3,976,109 $7,581,259 $22,140,973 $17,340,857 $1,198,798 $1,274,840 $8,625,394 $857,952 $83,280,942
                 =========== ========== ========== =========== =========== ========== ========== ========== ======== ===========





The accompanying notes to financial statements are an integral part of this statement.




                                                             LIZ CLAIBORNE SAVINGS PLAN
                                                   Statement of Net Assets Available for Plan Participants
                                                                As of December 31, 1997


                                  LIZ INC    IDS FED       IDS    AMER EXP    IDS NEW      OPPEN   TEMPLETON      LIZ CO
FUNDS                              INCOME     INCOME     MUTUAL EQUITY INDEX DIMENSIONS DISCOVERY   FOREIGN       STOCK       TOTAL
PLAN ASSETS
Cash ..........................$    67,896 $   21,448 $   48,377 $    73,358 $    88,444 $ 10,476 $   10,264 $    53,199 $   373,462
Investments, at market value... 20,433,019  2,792,666  6,211,052  16,193,963  12,326,985  543,670    952,983  10,650,387  70,104,725
Accrued dividends and interest          --         --         --          --          --       --         --       2,694       2,694
Loans to participants ..........   736,540    174,220    327,506     492,227     662,044   48,162     42,237     387,738   2,870,674
                                ---------- ---------- ---------- ----------- ----------- -------- ---------- ----------- -----------

  TOTAL PLAN ASSETS ........... 21,237,455  2,988,334  6,586,935  16,759,548  13,077,473  602,308  1,005,484  11,094,018  73,351,555
                               ----------- ---------- ---------- ----------- ----------- -------- ---------- ----------- -----------


PLAN LIABILITIES
Due to Plan Sponsor-forfeitures    545,095       --         --          --          --       --         --          --       545,095

                                ---------- ---------- ---------- ----------- ----------- -------- ---------- ----------- -----------

  TOTAL PLAN LIABILITIES ........  545,095       --         --          --          --       --         --          --       545,095
                                 --------- ---------- ---------- ----------- ----------- -------- ---------- ----------- -----------

  NET ASSETS AVAILABLE FOR
    PLAN PARTICIPANTS .........$20,692,360 $2,988,334 $6,586,935 $16,759,548 $13,077,473 $602,308 $1,005,484 $11,094,018 $72,806,460
                               =========== ========== ========== =========== =========== ======== ========== =========== ===========



The accompanying notes to financial statements are an integral part of this statement.





                                               LIZ CLAIBORNE SAVINGS PLAN
                            Statement of Changes in Net Assets Available for Plan Participants
                                          For the year ended December 31, 1998


                      AMER EXP    IDS FED      IDS      AMER EXP      IDS NEW      OPPEN TEMPLETON     LIZ CO    SELF
FUNDS                   INCOME     INCOME     MUTUAL EQUITY INDEX  DIMENSIONS  DISCOVERY   FOREIGN      STOCK   DIRECT    TOTAL

INVESTMENT ACTIVITIES:
 Interest Income .... $ 58,691  $  13,665  $  24,073  $   42,414  $   49,475  $   5,933  $   4,067  $  47,048  $   577  $  245,943
 Dividends .......         948    235,221    967,745           9     962,361     33,950    126,198    106,571   27,533   2,460,536
 Securities Transactions:
  Proceeds ........ 25,915,795  1,422,056  1,378,726   3,327,772   2,810,909    229,405    365,274  9,470,035  866,517  45,786,489
  Aggregate Cost
   (Weighted
   Average Basis)   25,633,536  1,415,293  1,351,981   3,020,479   2,569,387    245,516    367,926  9,026,563  868,010  44,498,691
                   -----------  ---------  ---------  ----------  ----------  ---------  ---------  ---------  -------  ----------

   Net Gain (Loss) ..  282,259      6,763     26,745     307,293     241,522    (16,111)    (2,652)   443,472   (1,493)  1,287,798
                     ---------  ---------- ---------  ----------  ----------  ---------  ---------  ---------  -------  ----------

 Changes in
  Unrealized
  Appreciation/
  (Depreciation)
  of Investments ..    879,577    (23,131)  (381,077)  4,379,687   2,446,119    (44,540)  (192,918)(2,343,625)  34,767   4,754,859

CONTRIBUTION AND PAYMENT ACTIVITIES:
 Employer Contributions,
  net of forfeitures   357,810    115,622    276,998     434,420     459,864     76,762     63,285    267,264        0   2,052,025
 Employee
  Contributions .    1,224,674    445,197    939,793   1,738,506   1,776,831    330,530    250,757    963,122        0   7,669,410
 Employee Transfers (1,006,271)   544,198   (133,796)    729,489    (230,552)   274,721     91,469 (1,065,826) 796,568           0
 Amounts Withdrawn
 by  Participants...(2,205,288)  (349,760)  (726,157) (2,250,393) (1,442,236)   (64,755)   (70,850)  (886,650)       0  (7,996,089)
                    ----------   --------   --------  ----------  ----------    -------   --------    -------  -------  ----------

   Change in Net
    Assets Available
    for Plan
    Participants      (407,600)   987,775    994,324   5,381,425   4,263,384    596,490    269,356 (2,468,624) 857,952  10,474,482

NET ASSETS AVAILABLE FOR PLAN
 PARTICIPANTS,
 BEGINNING BALANCE  20,692,360  2,988,334  6,586,935  16,759,548  13,077,473    602,308  1,005,484 11,094,018        0  72,806,460
                   ----------- ----------  ---------  ----------  ----------    -------  --------- ----------  ------- -----------

NET ASSETS
 AVAILABLE FOR PLAN
 PARTICIPANTS,
 ENDING BALANCE ...$20,284,760 $3,976,109 $7,581,259 $22,140,973 $17,340,857 $1,198,798 $1,274,840 $8,625,394 $857,952 $83,280,942
                   =========== ========== ====================== =========== ========== ========== ========== ======== ===========




The accompanying notes to financial statements are an integral part of this statement.


                                                                     LIZ CLAIBORNE SAVINGS PLAN
                                                       Statement of Changes in Net Assets Available for Plan Participants
                                                               For the year ended December 31, 1997


                   AMER EXP     IDS FED       IDS      AMER EXP       IDS NEW        OPPEN     TEMPLETON       LIZ CO
FUNDS                INCOME      INCOME      MUTUAL  EQUITY INDEX    DIMENSIONS  DISCOVERY      FOREIGN         STOCK         TOTAL
PLAN ASSETS
INVESTMENT ACTIVITIES:
 Interest Income ..$372,651  $   13,726  $   26,708  $     39,045  $     49,788  $   2,727  $     4,186  $     52,182  $    561,013
 Dividends .....          0     147,829     885,353             0       919,052     11,218       99,893       108,542     2,171,887
 Securities Transactions:
  Proceeds ......12,235,293     915,376   1,037,557     2,859,795     1,936,763    236,154      322,942     6,235,501    25,779,381
  Aggregate Cost
   (Weighted Average
    Basis) ......12,104,897     909,548     967,492     2,515,751     1,745,814    241,662      308,231     6,001,487    24,794,882
               ------------ ----------- -----------  ------------  ------------  ---------  -----------  ------------  ------------

   Net Gain (Loss) .130,396       5,828      70,065       344,044       190,949     (5,508)      14,711       234,014       984,499
                    ------- ----------- -----------  ------------  ------------  ---------  -----------  ------------  ------------

 Changes in Unrealized
  Appreciation/
  (Depreciation)
  of Investments .  769,340      35,147      (6,413)    3,585,529     1,215,714     20,804      (94,492)      626,036     6,151,665

CONTRIBUTION AND PAYMENT ACTIVITIES:
 Employer
 Contributions,
 net of forfeitures 343,665      96,914     262,536       276,807       403,077     38,478       46,911       204,062     1,672,450
 Employee
  Contributions   1,415,234     410,911     990,276     1,422,793     1,888,531    159,906      179,197     1,028,621     7,495,469
 Employee
  Transfers ..   (1,369,873)    324,172    (139,612)      294,074        48,657    393,257      927,110      (477,785)            0
 Amounts Withdrawn
  by Participants 2,106,280)   (316,276)   (583,713)   (1,619,499)   (1,005,891)   (18,574)    (172,032)   (1,324,763)   (7,147,028)
                 ---------- ----------- -----------  ------------  ------------  ---------  -----------  ------------  ------------

   Change in Net
    Assets Available
    for Plan
    Participants   (444,867)    718,251   1,505,200     4,342,793     3,709,877    602,308    1,005,484       450,909    11,889,955

NET ASSETS AVAILABLE
 FOR PLAN
 PARTICIPANTS,
 BEGINNING
 BALANCE         21,137,227   2,270,083   5,081,735    12,416,755     9,367,596          0            0    10,643,109    60,916,505
               ------------ ----------- -----------  ------------  ------------  ---------  -----------  ------------  ------------

NET ASSETS AVAILABLE
 FOR PLAN
 PARTICIPANTS,
 ENDING BALANCE $20,692,360  $2,988,334  $6,586,935  $ 16,759,548  $ 13,077,473  $ 602,308  $ 1,005,484  $ 11,094,018  $ 72,806,460
                =========== =========== ===========  ============  ============  =========  ===========  ============  ============





The accompanying notes to financial statements are an integral part of this statement.


                                                                         LIZ CLAIBORNE SAVINGS PLAN
                                                     Statement of Changes in Net Assets Available for Plan Participants
                                                                    For the year ended December 31, 1996


                                     LIZ INC      IDS FED          IDS     AMER EXP       IDS NEW        LIZ CO
FUNDS                                 INCOME       INCOME       MUTUAL  EQUITY INDEX   DIMENSIONS         STOCK         TOTAL

INVESTMENT ACTIVITIES:
 Interest Income .............. $    789,013  $    12,903  $    24,138  $     27,141  $    35,951  $     38,660  $    927,806
 Dividends ....................            0      122,245      434,850             0      334,070       116,554     1,007,719
 Securities Transactions:
  Proceeds .....................  14,959,684      718,802    1,029,238     1,777,349    1,038,177     4,503,918    24,027,168
  Aggregate Cost
   (Weighted Average Basis) ...   14,843,581      731,738    1,004,693     1,634,643      957,037     4,271,577    23,443,269
                                ------------  -----------  -----------  ------------  -----------  ------------  ------------

   Net Gain(Loss)..............      116,103      (12,936)      24,545       142,706       81,140       232,341       583,899
                                ------------  -----------  -----------  ------------  -----------  ------------  ------------

 Changes in Unrealized Appreciation
  /Depreciation of Investments ..    459,809      (25,593)      73,355     1,988,416      955,002     2,669,086     6,120,075

CONTRIBUTION AND PAYMENT ACTIVITIES:
 Employer Contributions, net
  of forfeitures ..............      464,391      151,618      324,069       344,517      479,809       251,896     2,016,300
 Employee Contributions .......    1,512,647      534,553    1,121,883     1,194,448    1,732,824       879,932     6,976,287
 Employee Transfers ...........   (1,634,340)     (81,058)     191,450       282,438    1,877,952      (636,442)            0
 Amounts Withdrawn by Participants(2,146,177)    (214,915)    (467,175)     (969,150)    (728,142)     (782,479)   (5,308,038)
                                 -----------  -----------  -----------  ------------  -----------  ------------  ------------

   Change in Net Assets Available
    for Plan Participants ......... (438,554)     486,817    1,727,115     3,010,516    4,768,606     2,769,548    12,324,048

NET ASSETS AVAILABLE FOR PLAN
 PARTICIPANTS, BEGINNING BALANCE  21,575,781    1,783,266    3,354,620     9,406,239    4,598,990     7,873,561    48,592,457
                                 -----------  -----------  -----------  ------------  -----------  ------------  ------------

NET ASSETS AVAILABLE FOR PLAN
 PARTICIPANTS, ENDING BALANCE ..$ 21,137,227  $ 2,270,083  $ 5,081,735  $ 12,416,755  $ 9,367,596  $ 10,643,109  $ 60,916,505
                                ============  ===========  ===========  ============  ===========  ============  ============



The accompanying notes to financial statements are an integral part of this statement.

LIZ CLAIBORNE SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS


(1)     Description of the Plan

The Liz Claiborne Savings Plan (as amended, the "Plan") was adopted by Liz Claiborne, Inc. (the "Company") effective January 1, 1985. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. The Company pays all administrative expenses incurred by the Plan. The Plan is a trusteed, defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The provisions of the Plan comply with the requirements of ERISA. The Plan trustee and recordkeeper is American Express Trust Company.

Employees of the Company and certain of its wholly-owned subsidiaries who are not covered by certain collective bargaining agreements become eligible to participate in the Plan on the first of the month after they have attained age 21, have completed 12 consecutive months of service and have worked at least 1,000 hours during those 12 months.

The Plan provides for contributions by the participating employees of amounts ranging from 1% to 15% of compensation, as defined in the Plan, and for contributions by the Company, which includes for purposes hereof, the Company and certain of its wholly-owned subsidiaries, equal to 50% of each participant's contributions, limited to the first 5% of compensation contributed. Participants' contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the "Code").

The participants have access to their account information through a toll-free number and the ability to obtain current account balances, change contribution rates or investment elections, request a loan or receive specific information about fund performance on a daily basis. Participants may suspend elective contributions and enroll again at any time as long as they are eligible employees.

        Participants become vested in their Company matching contribution account based on their number of years of service with the Company. The vesting schedule is as follows:

        Years of service        Vested
        with the Company        Percentage
        Less than 2                     0%
                  2                    20%
                  3                    40%
                  4                    60%
                  5                    80%
          6 or more                   100%

Participants' interest in their Company matching contribution account is fully vested and non-forfeitable in the event of death, disability or retirement at or after Normal Retirement Date (age 65).

The portion of a participant's Company matching contribution account balance, which is not vested at the time of separation of service with the Company, is retained in the Plan. Pursuant to the terms of the Plan document, these forfeitures are used to offset any employer contributions for the current year or in the next succeeding year. For the years ended December 31, 1998, 1997 and 1996, forfeitures amounted to $313,512, $710,166 and $194,582, respectively.

Upon termination of employment, the value of a participant's vested account is payable in stock of the Company, or in cash, or the participant may elect to roll it over to an IRA or a future employer's plan. At the participant's election, such distribution may be requested immediately, or (i) if the balance is less than $5,000, distribution will be processed in the next quarter following the participant's separation from the employer, or (ii) if the account balance is in excess of $5,000, payments can be requested over a period from two to ten years, or (iii) if the account balance is in excess of $5,000 and the participant reaches age 65, distribution will be processed for December 31 of that year.

As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal.

Active participants may borrow up to 50% of their vested account balance and have multiple loans outstanding at one time. The minimum loan amount is $1,000 and the maximum amount is $50,000. The interest rate applicable to a loan is the prime rate at the time the loan is granted plus one percent. The rate in effect on December 31, 1998 was 8.750%.

The participant has a choice of repaying the loan over a period between 12 to 54 months. Participants repay their loans through payroll deductions. In addition, any outstanding principal balance may be repaid in full on any business day. Upon termination of employment, the participant must repay the outstanding principal balance in full. In the event the loan is not repaid in full, it is treated as a taxable distribution.

The financial statements and accounts of the Plan are prepared using the accrual method of accounting.

The preceding description of the Liz Claiborne Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(2)     Investment programs:

A portion of any of the Plan's investment funds may consist of short-term interest bearing accounts to meet the distribution needs or administrative requirements of the Plan. The Company will generally make contributions to the Trustee as soon as administratively practicable after each biweekly pay date.

Each employee may direct American Express Trust Company to invest their contributions and their matching contributions in one or more of the following investment funds:

American Express Trust Income Fund II

A collective investment fund managed by American Express Trust Company that invests mainly in fixed income contracts issued by insurance companies and banks, and other stable value contracts. The fund's investment goal is to preserve principal while maximizing current income. The fund had 1,497 and 1,695 participants at December 31, 1998 and 1997, respectively.

IDS Federal Income

A diversified income mutual fund managed by American Express Financial Corporation which generally invests at least 65% of its assets in U.S. government and government agency securities. The fund may also invest in options on governmental securities, pools of mortgage loans issued by financial or non-governmental mortgage institutions, non-governmental mortgage related securities and debt, and cash and cash equivalents. The fund's investment goal is to seek a high level of current income and safety of principal consistent with investments in U.S. government and government agency securities. The fund had 769 and 796 participants at December 31, 1998 and 1997, respectively.

IDS Mutual

A diversified mutual fund managed by American Express Financial Corporation which invests in a balance of common stocks and senior securities (preferred stocks and debt securities), convertible securities, derivative instruments and money market instruments issued by U.S. and foreign companies. The fund's investment goal is to provide a balance of growth of capital and current income. No more than 65% of the fund's assets may be invested in common stocks and no less than 35% in senior securities, convertible securities, derivative instruments and money market instruments. The fund had 1,397 and 1,489 participants at December 31, 1998 and 1997, respectively.

American Express Trust Equity Index II

A collective fund managed by American Express Trust Company which invests primarily in common stock of U.S. companies upon which the Standard & Poor's 500 Stock Index is based. The fund's investment goal is to achieve a total rate of return as close as possible to that of Standard & Poor's 500 Index. This fund is a collective investment fund which invests primarily in the American Express Equity Index Base Fund. The fund may also invest in high-quality money market securities and stock index futures contracts. The fund had 1,842 and 1,862 participants at December 31, 1998 and 1997, respectively.

IDS New Dimensions

A diversified mutual fund managed by American Express Financial Corporation that invests primarily in common stocks of U.S. and foreign companies which the fund's manager believes to show potential for significant growth. The fund's investment goal is to provide long-term growth of capital. The fund also invests in preferred stocks, debt securities, derivative instruments and money market instruments. The fund had 1,742 and 1,809 participants at December 31, 1998 and 1997, respectively.

Oppenheimer Discovery

An aggressive growth fund managed by Oppenheimer Funds that invests primarily in common stocks of medium sized companies involved in new technologies and companies with new or innovative products and services. The fund's investment goal is to achieve long-term growth of capital. The fund had 446 and 275 participants at December 31, 1998 and 1997, respectively.

Templeton Foreign

An international specialty growth fund managed by the Franklin Templeton Group that invests primarily in common stock of companies outside the United States, preferred stocks and certain debt securities. The fund's investment goal is to achieve long-term capital growth. The fund had 385 and 322 participants at December 31, 1998 and 1997, respectively.

Liz Claiborne Company Stock

The fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange. The Company's contribution may also be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 9). The fund had 1,595 and 1,742 participants at December 31, 1998 and 1997, respectively.

Self Directed Brokerage Account

Effective April 1, 1998, participants are permitted to invest funds under the Plan in a Self-Directed Brokerage Account that allows them access to more than 200 mutual funds from eleven mutual fund families. Initially, a $3,000 minimum amount is required to open an account, which will be transferred from current account balances in the Plan. Once the account is opened, all future transfers to the account must be at least $500 and must be transferred from a participant's other investment funds in the Plan. Deferrals may not be deposited directly into the account and direct withdrawals and loans are prohibited. Transfers from the Self-Directed Brokerage Account to the Plan will be deposited into the American Express Trust Income Fund. An administrative fee of $75 is charged by American Express to the participant when the account is opened. Participants may incur penalties for early redemptions of a mutual fund that is not held for 90 days (except in the case of IDS funds). The fund had 13 participants at December 31, 1998.

(3)     Investments:

Investments are carried at market value. Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not material. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan participants as of December 31, 1998 and 1997 were as follows:

                                                     1998            1997
        American Express Trust Income Fund II   $ 19,583,440    $ 20,433,019
        IDS Mutual                                 7,236,561       6,211,052
        American Express Trust Equity Index II    21,541,715      16,193,963
        IDS New Dimensions                        16,641,539      12,326,985
        Liz Claiborne, Inc. Common Stock           8,080,600      10,388,107



(4)     Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(5)     Valuation of accounts:

Participants' accounts are stated at market value at the end of each business day. In addition, an investment adjustment reflecting accrued earnings is determined for each investment fund and is allocated among accounts entitled to share in the adjustment.

(6)     Realized and unrealized gains and losses

Realized and unrealized gains and losses on plan assets are determined based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

(7)     Federal income taxes:

On behalf of the Plan, the Company has received a favorable determination letter, dated March 4, 1996, from the Internal Revenue Service to the effect that the Plan is qualified under Section 401 of the Internal Revenue Code. Since the Plan is qualified, participants are not taxed on contributions or on the related earnings until they receive distributions from the Plan or default on their loan repayments. Additionally, the Plan is not taxed on its dividend and interest income or any capital gains whether realized or unrealized. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(8)     Plan termination:

The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions that had been credited to each participant's account would fully vest. At this time, management has no intention to terminate the Plan.

(9)     Related party transactions:

The members of the Plan's Administrative Committee currently serve in the following respective positions: Chairman of the Board and Chief Executive
Officer; Senior Vice President Finance and Administration, Chief Financial Officer; Vice President, Treasury and Investor Relations and Vice President,
Cash and Risk Management. One of the investment funds of the Plan invests exclusively in shares of the Company's Common Stock (Note 2). The Plan owned 256,019 shares of Common Stock at December 31, 1998, with a cost based on beginning market value of $10,424,225 and a market value of $8,080,600 and at December 31, 1997, owned 248,445 shares of Common Stock with a cost based on beginning market value of $9,759,653 and a market value of $10,388,107. Certain plan investments are units of income funds managed by American Express Trust Company. The American Express Trust Company is the trustee as defined by the Plan and therefore, the investments qualify as party-in-interest.

(10) Reconciliation to Form 5500:

As of  December  31,  1998  and  1997,  there  was  $2,230,407  and  $1,267,818, respectively, of vested benefits payable to terminated participants that were paid in the first quarter of 1999 and 1998, respectively. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for plan participants in accordance with generally accepted accounting principles.

The following table reconciles net assets available for plan participants per the accompanying financial statements to the Form 5500 to be filed by the Company for the years ended December 31, 1998 and 1997:

                                                      1998              1997
                                    1998           Net Assets      Net Assets
                                  Benefits      Available for   Available for
                                      Paid      Plan Benefits   Plan Benefits

    Per financial statements    $7,996,089      $83,280,942      $72,806,460
    Accrued benefit payments     2,230,407       (2,230,407)      (1,267,818)
    Reversal of 1997 accrual for
      benefit payments          (1,267,818)              --               --
    Per Form 5500               $8,958,678      $81,050,535      $71,538,642

As of  December  31,  1998 and 1997,  there was  approximately  $24,923,000  and
$17,758,000,   respectively,   of  vested   benefits   payable   to   terminated
participants.

(11)    Other Information:

The Company and certain of its officers and directors are parties to several pending legal proceedings and claims. Although the effect of such litigation cannot be determined with certainty, management of the Company is of the opinion that the final outcome should not have a material adverse effect on the Company's results of operations or financial position or on the Plan's net assets.



                                       LIZ CLAIBORNE SAVINGS PLAN
                                        SCHEDULE OF INVESTMENTS
                                        AS OF DECEMBER 31, 1998



                                                            NUMBER OF        COST BASED          CURRENT
FUNDS                                                          SHARES        ON BEG MKT            VALUE

American Express Trust Income II*                           1,061,894       $18,703,863      $19,583,440
IDS Federal Income*                                           750,725         3,810,539        3,787,408
IDS Mutual*                                                   555,633         7,617,638        7,236,561
American Express Trust Equity Index II*                       648,730        17,162,028       21,541,715
IDS New Dimensions*                                           576,930        14,195,420       16,641,539
Oppenheimer Discovery                                          24,517         1,161,522        1,116,982
Templeton Foreign                                             146,406         1,421,260        1,228,342

Liz Claiborne Company Stock
Liz Claiborne, Inc. Common Stock*                             256,019        10,424,225        8,080,600
American Express Trust Money Market*                          144,119           144,119          144,119
                                                                        ---------------- ----------------
                                                                             10,568,344        8,224,719
                                                                        ---------------- ----------------
Self Directed Brokerage Account
Dreyfus Laurel                                                    907            29,047           30,085
Dreyfus Small Company Value                                     1,599            37,918           31,583
Dreyfus Emerging Leaders                                          215             6,010            5,736
Dreyfus Appreciation                                            1,764            60,939           74,219
Invesco Dynamics                                                  363             5,500            5,718
Invesco International                                           4,981            40,263           36,015
Invesco Income                                                  9,448            69,743           60,842
Invesco Strategic Fixed                                         1,723            54,264           50,288
Invesco Strategic Portfolio Equity                                188             2,001            1,901
Invesco Strategic Portfolio Fixed                                 109             6,344            6,651
Invesco Strategic Portfolio Short Term                            187             5,500            6,544
Janus Investment Equity                                         2,998           115,884          159,027
Janus Investment Fixed                                            821            21,081           23,891
Janus Investment Balanced                                         877            15,278           17,208
Janus Overseas                                                  2,847            59,398           57,170
Janus Flex Income                                               3,868            38,753           38,484
Janus World Wide                                                  185             8,533            8,773
American Century Equity                                           544            11,381           12,349
American Century Income & Growth                                  250             6,804            7,301
American Century Ultra Investors                                1,391            43,925           46,480
Strong Conservative Equity                                        142             2,149            2,385
Strong Schafer Value                                              260            15,094           15,415
Strong Short Term                                               2,646            25,863           25,372
Scudder International                                             516            13,091           13,702
Scudder Growth & Income                                         1,354            40,655           35,630
Stein Roe Intermediate                                          4,625            41,522           41,118
Neurberger & Berman Partners                                    1,997            38,823           36,077
Warburg Pincus Emerging Growth                                    189             6,975            7,541
Cash Reserve Fund                                                 447               447              447
                                                                        ---------------- ----------------
                                                                                823,185          857,952
                                                                        ---------------- ----------------
                                                                            $75,463,799      $80,218,658
                                                                        ================ ================

 Loans to participants, at interest rates ranging from 7% to 10%
 and maturity dates to 6/2003                                                $2,770,334       $2,770,334
                                                                        ================ ================

* Represents a party in interest in the Plan